Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418

HEALTHCARE TRUST OF AMERICA, INC.

SUPPLEMENT NO. 13 DATED MARCH 9, 2011
TO THE PROSPECTUS DATED MARCH 19, 2010

This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, Supplement No. 6 dated October 15, 2010, Supplement No. 7 dated October 19, 2010, Supplement No. 8 dated November 3, 2010, Supplement No. 9 dated November 24, 2010, Supplement No. 10 dated December 8, 2010, Supplement No. 11 dated December 22, 2010, and Supplement No. 12 dated January 21, 2011, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 13 is to disclose:

•	the status of our offerings;

•	our entry into a credit agreement for a $125,500,000 secured credit facility;

•	the amendment and restatement of our 2006 Incentive Plan; and

•	the completed acquisition of the remaining building in the Columbia medical office building portfolio.

Status of Our Offerings

As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.

We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of February 28, 2011, we had received and accepted subscriptions in our follow-on offering for 66,582,725 shares of our common stock, or approximately $664,992,000, excluding shares issued pursuant to our distribution reinvestment plan. As of February 28, 2011, 133,417,275 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.

On December 6, 2010, our board of directors approved the closing of our primary offering effective February 28, 2011. For noncustodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 15, 2011 will be accepted. For custodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 31, 2011 will be accepted. We are continuing to offer and sell shares pursuant to the distribution reinvestment plan. However, we may determine to terminate the distribution reinvestment plan at any time.

Secured Credit Facility

On February 1, 2011, we closed a senior secured real estate term loan in the amount of $125,500,000 from Wells Fargo Bank, National Association, or Wells Fargo Bank. The purpose of the term loan is to refinance five

Wells Fargo Bank loans totaling approximately $100,912,000 and to provide post-acquisition financing on a recently purchased property. Interest is payable monthly at a rate of one-month LIBOR plus 2.35%, which currently equates to 2.61%, and is lower than the average 3.29% we were previously paying. The term loan matures on December 31, 2013 and includes two 12-month extension options, subject to the satisfaction of certain conditions.

The loan agreement for the term loan includes customary financial covenants for loans of this type, including a maximum ratio of total indebtedness to total assets, a minimum ratio of EBITDA to fixed charges, and a minimum level of tangible net worth. In addition, the term loan agreement for this secured term loan includes events of default that we believe are usual for loans and transactions of this type.

The term loan is secured by 17 properties in 12 states and has a two year period in which no prepayment is permitted. Our operating partnership has guaranteed 25% of the principal balance and 100% of the interest under the term loan.

In anticipation of the term loan, we purchased an interest rate swap, with Wells Fargo Bank as counterparty, for a notional amount of $75,000,000. The interest rate swap was amended on January 25, 2011. The interest rate swap is secured by the pool of assets collateralizing the secured term loan. The effective date of the swap is February 1, 2011, and matures no later than December 31, 2013. The swap will fix one-month LIBOR at 1.0725% which when added to the spread of 2.35%, will result in a total interest rate of approximately 3.42% for $75,000,000 of the term loan during the initial term.

Amended and Restated 2006 Incentive Plan

As previously disclosed, our compensation committee and board of directors have been conducting a comprehensive review of our compensation structure to ensure it meets our primary objective — to incentivize and reward demonstrated performance by our management and board of directors, which performance is expected to result in added value to us and our stockholders, both in the short and long term.

As a result of this review, on February 24, 2011, our Board of Directors amended and restated our 2006 Incentive Plan. Consistent with the original plan, the amended and restated 2006 Incentive Plan permits the grant of incentive awards to our employees, officers, non-employee directors, and consultants as selected by our board of directors or the compensation committee. The plan is designed to provide maximum flexibility to our board of directors and compensation committee in designing individual awards. The details of awards, such as vesting terms and post-termination exercise periods, will be addressed in the individual award agreements, which do not have to be the same for all participants.

The amended and restated 2006 Incentive Plan authorizes the granting of awards in any of the following forms: options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents, other stock-based awards, including units in operating partnership, and cash-based awards. Subject to adjustment as provided in the amended and restated 2006 Incentive Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the amended and restated 2006 Incentive Plan is 10,000,000 (which includes 2,000,000 shares originally reserved for issuance under the plan and 8,000,000 new shares added pursuant to the amendment and restatement).

Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability (as defined in the amended and restated 2006 Incentive Plan), (1) all of that participant’s outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on that participant’s outstanding awards will lapse; and (3) the payout level under all of that participant’s outstanding performance-based awards will be determined and deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.

Unless otherwise provided in an award certificate or any special plan document governing an award, upon the occurrence of a change in control of the company (as defined in the amended and restated 2006 Incentive Plan) in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the compensation committee or our board of directors: (1) all outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on outstanding awards will lapse as of the date of termination; and (3) the payout level under outstanding performance-based awards will be determined and deemed to have been earned as of the effective date of the change in control based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the change in control. With respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within one year after the effective date of the change in control, a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the amended and restated 2006 Incentive Plan), then: (1) all of that participant’s outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on that participant’s outstanding awards will lapse as of the date of termination; and (3) the payout level under all of that participant’s performance-based awards that were outstanding immediately prior to effective time of the change in control will be determined and deemed to have been earned as of the date of termination based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.

Based on their ongoing review of our current compensation structure, our Compensation Committee and Board of Directors are actively involved in the process of assessing various changes to our compensation programs, which include without limitation, the review of key employment agreements and the discussion and negotiation of changes to such agreements. It is anticipated that changes to our compensation programs will be implemented in the future, consistent with, among other things (1) our current strategic initiatives and achievements and (2) the actual level of employee performance successfully undertaken to date and the expected level of performance in the future in order to achieve these initiatives.

Completion of Columbia Medical Office Building Portfolio Acquisition

We previously disclosed that we had agreed to acquire nine medical office buildings from certain affiliates of Columbia Development Companies and Columbia 90 Associates, L.L.C. for an aggregate purchase price of $196,466,000, plus closing costs. As of December 30, 2010, we through our subsidiaries, had acquired eight of the buildings, including seven in New York and one in Florida, as described in detail in Supplement No. 12 dated January 21, 2011.

On February 16, 2011, we completed the acquisition of the remaining building in the portfolio, Northern Berkshire located in North Adams, Massachusetts, for a purchase price of approximately $9,182,000, plus closing costs. We assumed approximately $4,434,000 of secured indebtedness and funded the remainder of the purchase price with net proceeds from this offering.

Built in 2002, Northern Berkshire, a three-story building consisting of approximately 47,200 rentable square feet, is located on the main campus of North Adams Regional Hospital in North Adams, Massachusetts. North Adams Regional Hospital is a full-service community hospital. Northern Berkshire is 100% leased. Williamstown Medical Associates, P.C. is the largest tenant, occupying approximately 17,000 square feet, or 36%, of the gross leasable area. The remainder is leased primarily by other medical tenants. Williamstown Medical Associates, P.C. is one of the largest physician-owned practices in New England.